July 27, 2007


Mr. Rufus Decker                            Ms. Lisa Haynes
Accounting Branch Chief                     Staff Accountant
Securities and Exchange Commission          Securities and Exchange Commission
Division of Corporation Finance             Division of Corporation Finance
100 F Street, N.E.                          100 F Street, N.E.
Washington, DC  20549                       Washington, DC  20549

                Re:  First Montauk Financial Corp.
                     Form 10-K for fiscal year ended December 31, 2006 Form 10-K/A for fiscal year ended December 31, 2006 Form 8-K filed May 11, 2007 File No. 0-6729


Dear Mr. Decker and Ms. Haynes:

We are in receipt of your letter dated July 10, 2007 concerning comments to the above-referenced filings of First Montauk Financial Corp. ("Montauk" or the "Company"). This letter sets forth Montauk's responses to the comment number 2 and number 3, as set forth in your letter. In presenting this response, we have followed the enumerated comments and section headings as set forth in your letter. Please note that in the event you have any questions regarding this submission; please contact the Company's Acting Chief Financial Officer, Ms. Mindy Horowitz, First Montauk Financial Corp., Parkway 109 Office Center, 328 Newman Springs Road, Red Bank, New Jersey 07701, telephone (732) 842-4700. On July 20, 2007 we submitted the Company's responses to items 1, 4, 5 and 6 of your July 10, 2007 letter.

The Company's responses are as follows:

Form 10-K for the Year Ended December 31, 2006

Response to Comment 2

Consolidated Contractual Obligations and Lease Commitments

     2. We note your response to comment 3 from our letter dated May 15, 2007. Please revise your proposed future filing disclosures to more clearly describe the items which you have included in the debt obligations and contractual commitments line items of your contractual obligations table. For example, you disclose on pages F-21 and F-22 that you have information technology consulting services agreement which calls for initial payments in the first year of $480,000 and that you have various employment and separation agreements. It is unclear which of these agreements have been included in the contractual obligations table you provided in your response to comment 3. Furthermore, we note that your convertible debentures amounted to $25,000 as of December 31, 2006, however, your debt obligations (including interest) according to the contractual obligations table provided in your June 28, 2007 response letter totaled approximately $226,000 for all periods presented. Please provide us with your proposed revisions to future filings.


Response

         The Company proposes to modify its table of contractual obligations in its future filings, as set forth below. The Company has reorganized the categories presented in the table and will include additional footnotes to the table to enhance the clarity of the disclosure.

Mr. Rufus Decker                                                July 27, 2007
Accounting Branch Chief                                         Page 2 of 4
Ms. Lisa Haynes
Staff Accountant
Securities and Exchange Commission



Contractual Obligations

         The Company has contractual obligations to make future payments in connection with its short-term debt, severance payments and non-cancelable lease agreements. The following table sets forth these contractual obligations by year. This table does not include any projected payment amounts related to our potential exposure to arbitrations and other legal matters, nor does it include any potential lease commitment related to the Okun Lease.

                                                           Expected Maturity Date

   Category                                        2007          2008         2009         2010          Total
   -------------------------------------- -------------- ------------- ------------ ------------ --------------
   -------------------------------------- -------------- ------------- ------------ ------------ --------------
   Short-term debt (1)                          $26,414
                                                                   $0           $0           $0        $26,414

   Guaranteed Severance (2)                     183,333        16,667            0            0        200,000

   Operating Leases                             933,308       663,147      620,989       50,762      2,268,206

   Master Services Agreement (3)                440,000       240,000      200,000            0        880,000

                                          -------------- ------------- ------------ ------------ --------------
                                          -------------- ------------- ------------ ------------ --------------
   Total                                     $1,583,055      $919,814     $820,989      $50,762     $3,374,620
                                          ============== ============= ============ ============ ==============


(1) Short-term debt in 2007 includes a convertible debenture in the amount of $25,000 with accrued interest of $1,414 maturing on 12/11/07.

(2) Guaranteed severance payments are due and owing to our prior General Counsel of $183,333. Payments are made bi monthly at the rate of $16,667 per month with the last payment due in January 2008.

(3) In 2007, the Company entered into a master services agreement with an outside entity for development of certain software, data integration and business process improvement consulting services. The term of the agreement is for a minimum of 3 years.

Response to Comment 3

Quantitative and Qualitative Disclosure About Market Risk

     3. We note your response to comment 4 from our letter dated May 15, 2007, however it does not appear that your disclosures, as highlighted in Appendix A to your June 28, 2007 response letter provide the quantitative information about market risk required by Item 305(a) of Regulation S-K. Using one of the following three alternatives permitted by Item 305(a) of Regulation S-K, please provide us with the disclosures you will include in future filings to present quantitative information about market risk :

     o  tabular presentation related to market risk sensitive instruments;
     o sensitivity analysis that expresses the potential loss in future earnings, fair values or cash flows of market risk sensitive instruments; or
     o value at risk disclosures that express the potential loss in future earnings, fair values, or cash flows of market risk sensitive instruments.

Mr. Rufus Decker                                                July 27, 2007
Accounting Branch Chief                                         Page 3 of 4
Ms. Lisa Haynes
Staff Accountant
Securities and Exchange Commission



Response

         The Company proposes to enhance its disclosure of quantitative information about market risk in future filings by including the following tabular presentation in addition to the revised narrative disclosures set forth below. The proposed narrative and tabular information set forth below would be in addition to the additional disclosures about risk that the Company provided in its prior letter to you, dated June 28, 2007.

                                   Market Risk

         Market risk is the risk of loss to the Company resulting from changes in interest rates and equity prices. The Company has exposure to market risk primarily through its broker-dealer. The Company's broker-dealer, First Montauk Securities Corp., carries debt obligations on behalf of its customers and acts as a market maker in approximately 15 over-the-counter equity securities. In connection with these activities, the Company maintains inventories to facilitate client transactions. Occasionally, the Company invests for its own proprietary equity investment accounts.

         The following table represents the fair value of trading inventories associated with the Company's broker-dealer client facilitation, market-making activities and proprietary trading activities.


                                         December 31, 2006                      December 31, 2005
                                 ---------------------------------- -------------------------------------------
                                                   Securities Sold
                                                      but not yet                         Securities Sold but
                                 Securities Owned      Purchased       Securities Owned    not yet Purchased
                                 ----------------- ------------------- ------------------ ---------------------
-------------------------------- ----------------- ---------------- --------------------- ---------------------
Marketable:
   Government                         $2,015             $0                 $2,620                  $0
   Corporate                               0              0                110,088                   0
   Municipal                               0              0                     57                   0
   Certificates of deposit                 0              0                 20,000               1,964
                                 ----------------- ---------------- --------------------- ---------------------
     Total debt securities             2,015              0                132,765               1,964

Equity securities                    102,547            495                 48,656                   0
Mutual funds                           1,402              0                      0                   0
Options                                    0              0                    200               1,600
Warrants                              92,483              0                121,991                   0
                                 ----------------- ---------------- --------------------- ---------------------
       Total                        $198,447           $495               $303,612              $3,564
                                 ================= ================ ===================== =====================

         Changes in value of the Company's inventory may result from fluctuations in interest rates, credit ratings of the issuer, equity prices and the correlation among these factors. The Company's primary method of controlling risk is through the establishment and monitoring of limits on the dollar amount of securities positions that can be entered into. Position limits in inventory accounts are monitored on a daily basis. Management also monitors inventory levels and trading results, as well as inventory aging, pricing, concentration and securities ratings.

         Since the inventory accounts are used primarily to facilitate customer transactions the number of positions and absolute dollar amounts are maintained well within Company limits and therefore represents minimal market risk to the Company. Our policy is to hold securities pending customer transactions and therefore we generally do not maintain positions longer than one year.

Mr. Rufus Decker                                                July 27, 2007
Accounting Branch Chief                                         Page 4 of 4
Ms. Lisa Haynes
Staff Accountant
Securities and Exchange Commission



General

The Company acknowledges that:

        o the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
        o staff comments or changes to disclosure in response to staff comments in the Company's filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
        o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company understands that the Division of Enforcement has access to all information that the Company provides to the staff of the Division of Corporation Finance in the staff's review of the Company's filings or in response to the staff's comment on the Company's filings.

Thank you for your assistance in this matter. We appreciate the opportunity to reply to your comments. Should you have any further comments, please do not hesitate to contact the undersigned.

                                             Sincerely yours,

                                             First Montauk Financial Corp.

                                               /s/ Mindy Horowitz

                                             Mindy Horowitz
                                             Acting Chief Financial Officer

cc:    V. Kurylak
       J. Fahs
       M. Goldstein